July 23, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, Inc.
Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed July 6, 2018
File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated July 13, 2018, relating to the above-captioned Registration Statement. For your convenience, we have restated the Staff’s comments and have provided our responses below such comments.

Prospectus Cover

1.	We note your revised disclosure indicates that you will not consummate your offering until Nasdaq approves your listing application. We also note you continue to disclose that no arrangements have been made to place funds received in the offering in escrow or a similar account pending closing. Since the initial closing of your offering will be contingent on Nasdaq approval, please revise the disclosure throughout your filing so that it is consistent with Exchange Act Rule 15c2-4. Also, disclose what will happen to investor funds if you terminate the offering; ensure your disclosed actions will comply with Exchange Act Rule 10b-9.

We have revised the disclosure throughout our filing accordingly.

2.	Given your disclosure in the last risk factor on page 21, if there is a known minimum dollar amount you will need to raise in order to obtain Nasdaq approval, please disclose that minimum dollar amount.

We have revised the disclosure on page 21 and throughout our filing accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer